Exhibit 107

Calculation of Filing Fee Table

Form S-1

Third Harmonic Bio, Inc.

Table 1 — Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price(2)	Fee Rate	Amount of Registration Fee

Equity	Common Stock, par value $0.0001 per share	Rule 457(a)	10,350,000	$18.00	$186,300,000	$0.0000927	$17,270

Total Offering Amounts				—	$186,300,000	—	$17,270

Total Fee Offsets				—	—	—	$13,905

Net Fee Due				—	—	—	$3,365

(1)	Includes up to an additional 1,350,000 shares to cover the underwriters’ option to purchase securities to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended, or the Securities Act.
(3)	The Registrant previously paid $13,905 in connection with the previous filing of this registration statement.